Exhibit 99.4

17 October 2005

Cookson Announces Intention to terminate

SEC Registration and effect Capital Reduction

On 19 September 2005, Cookson Group plc (“Cookson” or the “Company”) announced that it was examining the steps required to terminate registration of its ordinary shares (“De-registration”) with the US Securities and Exchange Commission (“SEC”). De-registration requires that the number of US resident holders of the Company’s shares, whether they hold shares directly or through a nominee, be below 300. The Company confirms that it intends to seek shareholder approval to amend its Articles of Association to allow the Directors to require its US resident shareholders to sell their shares into the market. If these amendments are approved, the Board intends to exercise this power if necessary to reduce the number of US resident shareholders to below 300.

If approved, the Board would further be able to exercise this power from time to time after De-registration in order to maintain the number of US resident shareholders below 300 at each financial year end of the Company, which would be required under current SEC rules for the Company to remain exempt from SEC re-registration. To the same end, the Company might amend the terms of certain of its employee share schemes to provide for cash settlement of any options to receive its shares held by US residents, if this cash settlement becomes necessary to maintain the number of the Company’s US resident optionholders below 300. The Company will also consider whether to settle share awards granted to US resident employees under certain share schemes with cash.

In line with a number of other UK companies, Cookson is seeking to effect De-registration due to the increasing cost, both in cash terms and in respect of management time consumed, of maintaining its registration in the US and complying with SEC reporting and other applicable US obligations. Having considered the costs and benefits of maintaining SEC registration, Cookson’s Board believes that the burden and expense of complying with SEC reporting and other applicable US obligations is out of proportion to the benefits obtained by the Company and its shareholders as a whole, given the relatively small size of the US shareholder base. The Company estimates its current external US compliance costs, together with significantly higher future incremental costs which would no longer be required following De-registration, would be in excess of £1 million per annum. De-registration would also significantly reduce the amount of management time that would otherwise be absorbed by that compliance process.

Cookson ordinary shares will continue to be listed on the Official List of the UK Listing Authority (“UKLA”) and to be traded on the London Stock Exchange’s market for listed securities. The Company will also continue to be subject to the listing rules, the prospectus rules and the disclosure rules made by the UKLA, and to the Combined Code on Corporate Governance in the UK. The Company will therefore continue to be bound by a rigorous system of corporate governance.

A proposal to amend Cookson’s Articles of Association to facilitate De-registration and suspension of its SEC reporting and other related US obligations will be considered at an Extraordinary General Meeting of Cookson’s shareholders expected to be held in mid-December 2005 (the “EGM”). Assuming shareholders approve the proposed amendments to the Company’s Articles of Association, the Board intends to start the procedures required to effect any necessary transfer of shares held by US residents soon thereafter.

The Company also intends to effect a reduction of its share capital by:

(a)	cancelling all of the deferred shares of 49 pence each, as the Company had undertaken to do at the time of its rights issue in 2002 (at which time such shares were created), in order to create a more efficient capital structure; and

(b)	cancelling the share premium account of the Company to create additional reserves for the Group going forwards.

The approval of shareholders to the capital reduction will also be sought at the EGM. The proposed capital reduction must also be confirmed by the Court before it can become effective.

Cookson will be posting a circular to its shareholders in mid-November explaining the proposed amendments to its Articles of Association and the other matters outlined above and convening the EGM.

In connection with the De-registration, on 19 September 2005 the Company announced that it had elected to terminate its American depositary receipt (“ADR”) programme effective as at close of trading on 19 October 2005. ADR holders were notified of this by Citibank, N.A., the depositary for the ADR programme. Cookson expects its ADRs to cease being quoted on the Over-the-Counter Bulletin Board around the same time as a result of this termination.

The Company expects to issue its usual Third Quarter trading update on 4 November 2005.

Enquiries:

Richard Malthouse, Group Secretary	Tel: +44 (0)20 7061 6500

About Cookson Group plc

Cookson Group plc is a leading materials science company which provides materials, processes and services to customers worldwide. The Group’s operations are formed into three divisions – Ceramics, Electronics and Precious Metals. The Ceramics division is the world leader in the supply of advanced flow control and refractory products and systems to the iron and steel industry and is also a leading supplier of refractory lining materials for iron and steelmaking and other industrial processes. The Electronics division is a leading manufacturer and supplier of materials and services to the electronics industry, primarily serving fabricators and assemblers of printed circuit boards, assemblers of semiconductor packaging and the electrical and industrial markets. The Precious Metals division is a leading supplier to the jewellery industry of fabricated precious metals products.

Headquartered in London, Cookson employs some 16,000 people in more than 35 countries and sells its products in over 100 countries

Cookson Group plc

265 Strand

London WC2R 1DB

Tel: + 44 (0)20 7061 6500

Fax: + 44 (0)20 7061 6600

www.cooksongroup.co.uk